Offering Statement for
Ocean Renewable Power Company, Inc. ("ORPC")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward- looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name and address of the issuer?**

   Ocean Renewable Power Company, Inc., a Delaware corporation

   254 Commercial St
   Suite 119B
   Portland, ME 04101
   www.orpc.co/

Eligibility

2. **The following are true for Ocean Renewable Power Company, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Abbey Manders

As Vice President & Chief Financial Officer, Abbey leads financial strategy and administrative oversight for ORPC's growing business structure. She brings twelve years of accounting and administrative experience to the position. With ORPC since 2009, Abbey previously served as Vice President of Finance and Administration and Director of Business Management for the company and has participated in the full gamut of business development activities, including fundraising and partner relations, implementation of new processes and controls and risk management. In 2005, she earned a bachelor's in mathematics from the State University of New York at Cortland, and in 2008, a master's in business administration with a specialty in accounting from the University of Phoenix.

Working History: ORPC from April 2009 to Present

Nathan Johnson

As Vice President for Development, Nathan leads ORPC's development activities and the implementation of its innovative power systems in cost-effective, environmentally responsible ways. Working at ORPC since 2012, He builds strategic partnerships and projects to accelerate new industries and strengthen communities. A native of Long Island, Maine, Nathan has a diverse background that includes renewable energy, commercial fishing, aquaculture, groundwater exploration and development, construction management and environmental engineering.

Working History: ORPC from January 2012 to Present;

Shearwater Ventures, LLC from October 2015 to Present

Cian Marnagh

As Vice President for Engineering & Program Management, Cian provides day-to-day leadership for ORPC's engineering team and manages the technology programs. With 20+ years of experience in systems engineering, operations and product development, he has a strong track record for driving innovation in both technical and business processes. His emphasis on an agile, collaborative, and data-driven culture provides a basis for the technical excellence that shapes ORPC's customer and technology partner relationships. Cian is currently a candidate in the MSF/MBA dual degree program at Northeastern University's D'Amore-McKim School of Business. He's been with ORPC since 2014.

Working History: ORPC from June 2014 to Present

Alexandre Paris

As President & Chief Executive Officer of ORPC Canada, Alexandre comes to ORPC Canada as a seasoned entrepreneur and executive with more than 20 years' experience working in the private and public sectors in Canada, the U.S., Europe and Asia. Fluent in French and English, Alex brings broad exposure to world-class organizations, as well as small to medium size corporations. Recognized for his ability to design and implement innovative methods, he has a demonstrated ability to mobilize teams, optimize operations and grow businesses. At ORPC Canada, he is pursuing new opportunities in northern Québec to provide affordable and environmentally sustainable electricity for remote communities in high cost power markets there, along with local economic benefits. Prior to joining ORPC in 2018, Alex worked for Hydro-Quebec and was the COO at ThermoCeramix.

Working History: ORPC Canada from March 2018 to present; Hydro-Quebec from May 2016 to March 2018; Thermoceramix Inc. as COO, from May 2011 to October 2015.

Christopher Sauer

As Chairman, Co-founder, and CEO of ORPC, Chris is responsible for securing new investment and developing essential strategic partnerships. He has been actively involved in every aspect of ORPC's technology and project development since day one. Chris brings to ORPC over 40 years of experience in engineering, energy project development and management, and startup company formation.

Working History: ORPC from October 2008 to Present (Joined ORPC as a consultant in September 2004)

John Ferland

As President & Chief Operating Officer, John is responsible for international day-to-day company operations, including technology and project development, business strategy development and implementation, and recruitment of new ORPC team members. With ORPC since 2008, he draws on 35 years of experience in commercialization strategy for renewable energy companies, port emergency response operations, coastal resources management, and public policy.

Working History: ORPC from October 2008 to Present (Joined ORPC as a consultant in April 2008)

Jarlath McEntee

As Senior Vice President & Chief Technology Officer, Jarlath is responsible for ORPC's proprietary technology, specializing in mechanical systems, fluid mechanics, and thermodynamics. He comes to ORPC after spending more than 20 years in engineering and project management. His engineering expertise, understanding of technology development, and people management skills make him an invaluable member of the ORPC team, where he's been since 2009.

Working History: ORPC from August 2009 to Present (Joined ORPC as a consultant in May 2008)

J. Sebastian Scripps

Mr. Scripps serves on the ORPC Board of Directors (April 2017-present). In the past three years, Mr. Scripps has not been employed but is a private investor in new technologies, including ORPC.

Barbara Gollan

Barbara Bishop Gollan has served on the ORPC Board of Directors since July 2009. Ms. Gollan has been co-manager and member of the Investment Committee of Spindrift Equities, LLC, a family office based in New York since 2008. She has worked in various roles in the renewable energy field for over 25 years.

Working History: Co-manager and member of the Investment Committee of Spindrift Equities, LLC from 2008 to present.

Millard Firebaugh

Dr. Firebaugh serves on the ORPC Board of Directors (July 2009-present) and is Chairman of the Technical Advisory Board (August 2007-present). In the past 3 years, Mr. Firebaugh has also served as Chairman of the Board of the Energetics Technology Center, Professor of Practice in the Department of Mechanical Engineering at the University of Maryland, College Park, consultant for General Atomics Electromagnetic Systems, and consultant to General Dynamics Electric Boat Corporation.

Work History: Professor of Practice, Department of Mechanical Engineering, Chairman at Technology Center, University of Maryland, College Park, MD from June 2006-present; Consultant at General Atomics Electromagnetic Systems from May 2006 to present; Consultant at General Dynamics Electric Boat Corporation from May 2006 to present.

Daniel Googel

Mr. Googel has served on the ORPC Board of Directors since April 2017. In the past 3 years, Mr. Googel has also managed private equity, venture capital and certain other alternative investments for Spindrift Equities, a family office based in New York.

Work History: Executive at Spindrift Equities and from September 2009 to Present.

Principal Security Holders

5. **Provide the name and ownership level of each person or entity, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co- trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

New Tides ORPC, LLC

Securities:	409,205
Class:	Common Stock
Voting Power:	25.99%

Spindrift Development, LLC

Securities:	532,199
Class:	Common Stock
Voting Power:	33.80%

J. Sebastian Scripps 2016 Amended and Restated Revocable Trust

Securities:	352,418
Class:	Preferred and Common
Voting Power:	22.38%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Ocean Renewable Power Company, Inc. ("ORPC" or the "Company") is at the forefront of two of the most significant opportunities in the electricity industry today—a worldwide demand for renewable energy and a dramatic shift away from central power grids to smaller, more secure, and reliable grids powered by renewable energy. In both cases, ORPC has positioned itself as an innovator in providing renewable energy solutions based on power systems fueled by water currents packaged with smart microgrid and energy storage technology. ORPC management believes marine renewable energy (MRE) power systems have significant advantages over other renewable energy technologies because they generate emission-free electricity at predictable levels without the viewshed, land use and adverse weather issues that come with other renewables, such as wind and solar. ORPC MRE power systems combined with smart microgrid technology can turn local river, tidal, and ocean currents into a comprehensive energy solution for both remote off-grid communities and urban communities served by utility power grids.

ORPC estimates the total addressable global MRE market (excluding wave) is 433 gigawatts (GW). Of this total, ORPC estimates that 46 GW with a revenue potential of $478 billion is addressable today with ORPC technology. Water current resources exist in every region of the world in the form of river, tidal, and offshore ocean currents that can potentially be tapped using ORPC proprietary technology. ORPC management believes the Company has taken a leadership position in the early adopter, high cost islanded community market in North America. This 1.5 GW - $16 billion market currently gets electricity from very high-cost diesel generators ($0.30 to $1.30/kWh) that create substantial noise, environmental risk, and emissions issues. These communities and industrial facilities are actively looking for sustainable and comprehensive energy alternatives.

ORPC MRE power systems are built around ORPC's patented core technology, the turbine generator unit or TGU. This truly unique and adaptable technology platform uses multiple advanced design cross-flow turbines to power an underwater permanent magnet generator, all connected by a single driveshaft. This direct drive, mechanically simple arrangement eliminates high maintenance underwater gears and has a low vertical profile, making sites with as little as 5 meters of water depth suitable for power generation. ORPC has developed two products using the TGU— RivGen® Power System for rivers and a suite of TidGen® Power Systems for tidal and ocean current applications.

ORPC management believes the Company is in a market leadership position that has been created by years of successful continuous innovation and technology demonstrations proven in eleven deployments in both river and tidal applications. This market position is further bolstered by collaborative relationships developed with early adopter customers, regulatory agencies, leading technology and research institutions, and industry partners. ORPC's celebrated business model of inclusion and collaboration with communities creates local environmental and economic benefits, resulting in strong customer loyalty. Of critical importance, ORPC power systems have been determined to have "no adverse environmental impacts" by many federal and state regulatory agencies. ORPC management believes the Company's protected intellectual property and know-how, in conjunction with strong community, regulatory, and industry relationships, and continuous new product development and improvement, are formidable barriers that will protect ORPC's leadership position well into the future.

With proven, proprietary technology, a 46 GW market at its doorstep, and a growing pipeline of potential customers, ORPC is poised to transform from a technology and market innovator to a revenue-producing marketing, sales, and services company. ORPC management believes the Company will achieve high growth revenues and profitability through the sales of MRE power systems and their associated and ongoing technical services, as well as technology licensing to third parties. ORPC is seeking $10 million of new investment, which will be matched by $4.7 million of unused government funding. These funds will be used to expand the ORPC team, notably expanding supply chain management and marketing and sales teams, successfully deploy and benchmark performance of the first commercial RivGen® Power System, complete the design, procure and assemble the Company's second commercial product, the TidGen®4 Power Systems (ready for deployment and benchmark testing in mid-2020) and to secure initial RivGen® Power System customers. ORPC management believes these accomplishments will allow ORPC to capitalize on the dynamic and highly favorable market forces that are creating game-changing business opportunities and will put ORPC is a very favorable position to secure a final $15 million round of funding in 2020 at a higher Company valuation. ORPC management believes this final round will propel ORPC to positive cash flow by 2022, with dramatically increasing profitability thereafter.

ORPC currently has 28 employees.

Risk Factors

A crowdfunding investment, like any investment, involves risk. You should not invest any funds in the Company unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.
Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Ocean Renewable Power Company, Inc. speculative or risky:**

    1. The Company is currently operating at a loss. These losses result primarily from costs incurred in the Company's research and development programs and general and administrative activities. The Company expects to increase its operating expenses as it continues to expand its infrastructure, research and development, and commercialization activities. The Company does not know when or whether it will become profitable. Until the Company achieves scale in its operations, it will be selling its products at less than cost. Even if the Company achieves profitability, it may not be able to sustain or increase profits on a quarterly or annual basis. The Company's financial results may fluctuate widely from quarter to quarter for many reasons that are out of its control, including the timing of revenue recognition with respect to project development, delays in funding, decisions by parties with whom the company has commercial relationships not to proceed with anticipated projects, delays in meeting milestones, and changes in the cost and profitability of development projects.

    2. Marine Renewable Energy ("MRE") may not gain broad commercial acceptability. MRE is at an emerging stage of commercial development and many factors will affect the overall magnitude of commercial acceptance, including: Performance, reliability and cost-effectiveness of the Company's tidal and river MHK technology compared to conventional and other renewable energy sources; Fluctuations in economic and market conditions that affect the cost and viability of conventional and renewable energy sources, such as increases or decreases in the prices of coal or natural gas; Changes in capital spending by utilities and independent power producers; and The rates of return investors require to provide the project financing needed to fund the capital cost of a tidal and/or river energy project.

3. The Company's business objectives must be considered speculative, and there are no guarantees that those objectives will be achieved. Although the Company's senior management team believes the Company objectives can be achieved, many factors, including those beyond the control of the Company, could negatively affect results and ultimate results could vary significantly from those envisioned at this time.

4. The reduction or elimination of government subsidies and economic incentives applicable to MRE projects could reduce demand for the Company's products. The cost competitiveness of the Company's products relies initially on the very high cost of electricity in remote, off-grid locations, federal and state subsidies, tax rebates, waivers, and incentives available to the company or to the utilities distributing the company's renewable energy. Currently, the cost of electricity generated from the Company's products exceeds the wholesale price of electricity in most markets connected to the U.S. power grid. Therefore, without existing incentives, the Company's products may not produce electricity at rates that make economic sense to utilities that purchase or distribute the electricity.

5. Necessary regulatory permits and approvals will need to be obtained in order for MHK power systems to be installed. Each of the MRE projects planned by the Company or by potential purchasers of the Company's products is subject to multiple permitting and approval requirements. Due to the unique nature of MRE projects, the Company would expect MRE projects to receive close scrutiny by permitting agencies, approval authorities and the public, which could result in substantial delay in the permitting process. Although the Company, to date, has been very successful in securing all the necessary permits and approvals for its demonstration projects, there is no guarantee that successful challenges by any parties opposed to any MRE project could result in conditions limiting the project size or in the denial of necessary permits and approvals. If the Company or potential purchasers of the Company's power systems are unable to obtain necessary permits and approvals in connection with any or all of its projects, those projects would not be implemented and the company's business, financial condition and results of operations would be adversely affected.

6. The Company may have trouble managing its growth. The scope of the Company's operations to date has been limited, and the company has not had experience operating at the scale it believes will be necessary to achieve profitable operations. The Company will need to add personnel, facilities, new offices, systems, internal procedures and controls to support its future growth.

7. Problems with the quality or performance of the Company's products could affect the Company's financial condition. The Company's agreements with customers may have guarantees with respect to the performance of its products, or the cash flow available to the Company from a retained interest in a project may be adversely affected if the Company's assumptions on performance prove to be materially different from the actual performance. The Company may bear the risk of claims after it has sold a system or alternatively, the value of the Company's equity interest in a project may be diminished.

8. The Company will depend on a limited number of customers for most of its business opportunities in the near term. Because during the course of a year, the Company may have a small number of customers or contracts, problems with a single customer or contract could adversely affect the Company's business, financial condition, or results of operations.

9. The Company's markets are highly competitive. The Company competes with other renewable energy companies, including those pursuing business strategies similar to the Company's. Some of these companies have larger financial resources than those of the Company. The success of the Company's products may cause electric utilities, independent power plants or general developers with substantial financial resources to enter the tidal and/or river energy business. While this may increase the market for the Company's power systems, these companies, with their greater financial resources and substantial technical expertise, may also be positioned more advantageously than the Company to develop new, competing technologies.

10. The Company is dependent on third-party companies to supply or manufacture the Company's products. If, for any reason, the Company's third-party manufacturers or vendors are unwilling

or are unable to provide the Company with components in a timely manner, the Company's business will be adversely affected until substitute suppliers are found.

11. The Company will need to raise additional capital to implement its business plan. The Company will require additional funding in the future to cover continuing operating expenses and the Company does not have any commitments or arrangements to obtain any such funds. If the Company is unable to raise additional funds when needed, the Company's ability to operate and/or grow its business could be impaired. The Company does not know whether or when it will be able to secure additional funding or whether the terms of such funding will be favorable to the Company. If the Company obtains additional equity funding, the Company's existing members and economic interest holders may experience dilution or subordination to rights, preferences or privileges granted to the new equity holders. The Company may sell other kinds of securities with interests similar to or preferential to the securities being sold in this Offering.

12. The Company's success depends on the skills, experience and efforts of its senior management and other Company team members. The Company cannot be certain it will be able to attract, retain and motivate such employees. The loss of the services of one or more of the Company's senior employees could have a material adverse effect on the Company's business.

13. The Company's success depends on its ability to create and protect intellectual property. If the Company is unable to obtain or maintain intellectual property rights relating to its technology and products, the commercial value of the Company's technology and products may be adversely affected. The Company has filed several, and will continue to file in the future, patent applications and cannot be sure any future applications will be approved. In addition to patent pending technology, the Company relies on unpatented proprietary technology, designs and know-how. The Company generally seeks to protect this information in part by executing non-
disclosure agreements with all of its employees, consultants and third parties. These agreements may be breached, and the company may not have adequate remedies for such breach. In addition, the Company's trade secrets may become known or independently developed by the Company's competitors.

14. The Company may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome. Although there are no current or anticipated conflicts, operating the business may bring us into conflict with those with whom ORPC has contractual or other business relationships, or with potential competitors or others whose interests differ from ORPC's. If the Company is unable to resolve those conflicts on terms that are satisfactory to all parties, it could potentially become involved in litigation brought by the Company or against it. That litigation could be expensive and could require a significant amount of management's time and attention, at the expense of other aspects of ORPC's business. The outcome of litigation is always uncertain, and in some cases could include judgments against the Company that requires it to pay damages, enjoins it from certain activities, or otherwise affects its legal or contractual rights, which could have a significant adverse effect on the Company's business.

15. The purchase price for the Common Stock is ten percent (10%) higher than the most recent transactions whereby the Company sold shares and has been determined in good faith by the Company to be the fair market value of the Common Stock; however, the purchase price should not be regarded as an indication of, or a representation as to, any future market price of the Company's securities. In addition, the purchase price does not bear any direct or indirect relationship to the Company's net value, book value, earnings, or other generally accepted criteria of value.

16. There is currently no market for the shares of Common Stock and there can be no assurance that one will develop, which will impact the purchaser's ability to sell their equity securities. Any market for the shares of Common Stock that may develop in all likelihood would be a limited and volatile one. As a result, any purchaser of Common Stock must bear the economic risk of its investment in the Common Stock for an indefinite period of time and may have difficulty in selling the shares of Common Stock, if and when he, she or it decides to do so. Nothing herein may be construed as a representation by any person that such trading market will or may develop following the offering of the shares of Common Stock.

17. The shares of Common Stock will not be registered under the Securities Act, in reliance upon an exemption from the registration requirements of the Act. Any purchaser of the Securities will be required to make investment representations and agree to restrictions on transfer necessary to satisfy the requirements of such exemption. Transfers of the any shares of Common Stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Because there is no public market for the shares of Common Stock, in the absence of a willing buyer coming forward, a sale of the Company or a public offering of its securities, the opportunities for the purchaser to realize on its investment in us will likely be limited.

18. The Common Stock is junior in payment and rights to the Preferred Stock of the Company. As of the date of this Offering, there are 52,211 shares of the Company's Preferred Stock, issued and outstanding. The Common Stock is junior in payment and other rights to the Preferred Stock. The Preferred Stock has a liquidation preference equal to 3 times the Original Issue Price (as defined in the Certificate of Incorporation) for the Preferred Stock ($32.75) and an accruing, cumulative dividend equal to $1.965 per share of Preferred Stock. See the Certificate of Incorporation attached hereto for all the details of the preferences.

19. The Company currently has existing debt; it has guaranteed the debt of its affiliate ORPC Maine, LLC for the outstanding loans of $750,000 with Coastal Enterprises Inc. and $700,000 with Maine Technology Institute. In addition, the Company has guaranteed the debt of ORPC Maine, LLC to Maine Technology Institute and Maine Technology Asset Fund for development loans in an aggregate amount of $3,862,337.

20. Any forecasts or projections provided are based upon various assumptions stated therein, including assumptions as to the costs of operating, manufacturing and development expenses, debt expenses, timing of certain events, and other matters. While it is believed that the projections are based on reasonable assumptions, the validity and accuracy of the assumptions will depend in large part on future events over which the Company has little or no control. Consequently, no one can provide assurance that the actual results will correspond to the projections. You should carefully consider whether the assumptions used in the projections are appropriate. To the extent the assumptions upon which the projections are based are incorrect or inaccurate, the anticipated benefits to you might be adversely affected and the variations could be material.

21. To date, the Company has not declared or paid cash dividends and do not intend to declare or pay any cash dividends in the foreseeable future on the Securities.

22. The Company has not sought or obtained any ruling from the Internal Revenue Service or any opinion of counsel with respect to the federal income tax consequences of this Offering. Consequently, investors must evaluate for themselves the income tax implications which attach to their purchase and subsequent sale of shares of the Company's Common Stock. This risk factor makes no attempt to summarize the state income tax consequences resulting from the laws of those states in which the Company may conduct business activities. Accordingly, prospective purchasers of the shares of Common Stock are urged to consult their tax advisors in this regard.

23. All of the estimated net proceeds from this Offering, after payment of the costs of the Offering, have been allocated to covering operating expenses of the Company. While ORPC management have identified specific areas to which they anticipate these proceeds will be allocated, these allocations are subject to change based on forces outside of the Company's control. Accordingly, ORPC management will have broad discretion as to the application of the proceeds of this Offering, and such proceeds may be used in such a manner that does not result in a return on investment to purchasers of shares of Common Stock in this Offering.

24. The Offering is being made in reliance upon Regulation CF and Rule 506(c) of Regulation D. Reliance on these exemptions does not, however, constitute a representation or guarantee that either exemption is indeed available. If for any reason these exemptions are not available, and no other exemption from registration is available, and the Offering is not registered with the applicable federal or state authorities, the sale of shares of Common Stock would be deemed to have been made in violation of the applicable laws requiring registration of such shares and the delivery of a prospectus. As a remedy in the event of such violation, each purchaser of a share of Common Stock would have the right to rescind his, her, or its purchase of the Common Stock

and to have his, her, or its purchase price returned. If a purchaser requests a return of his, her or its purchase price, funds might not be available for that purpose. In that event, the liquidation of the Company's assets might be required. Any refunds made would reduce funds available for the Company's working capital.

The Offering

Ocean Renewable Power Company, Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal") (this "Offering"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This Offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $9,999,990 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if the target offering amount of $10,000 is reached, the first of multiple or rolling closings of the Offering may be conducted prior to the offering deadline if the Company provides the investors' notice of the closing at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis and will be accepted until the maximum amount of $9,999,990 is reached. Changes to the Offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and any funds collected from an investor will be returned to the investor.

The Company may raise up to $1,069,992 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the Offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. What is the purpose of this Offering?

   The purpose is to raise funds for the Company to use for product engineering, technology optimization, product testing, marketing and associated payroll, as well as general and administrative expenses. The latter consists of the following approximate costs: legal and other professional fees ($190,000), office expenses and supplies ($270,000), interest expense ($98,000), and associated managerial and administrative payroll ($851,990).

9. How does the issuer intend to use the proceeds of this Offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$490,000
Marketing & Sales	$0	$2,000,000
Technology Optimization	$9,510	$1,800,000

11

Product Testing	$0	$4,300,000
General & Administrative Expenses (see #8 above)	$0	$1,409,990
Total Use of Proceeds	$10,000	$9,999,990

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of the Company's outstanding Common Stock sold in the Offering (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in ORPC These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when the Company has received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the Offering?

If ORPC reaches the target offering amount prior to the offering deadline, they may conduct the first of multiple closings of the Offering prior to the offering deadline, provided that ORPC gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, ORPC may conduct additional closings until the offering deadline. The Company will issue Securities in connection with each closing. Oversubscriptions up to a maximum aggregate amount of $9,999,990 will be accepted and allocated on a first come, first served basis. Changes to the Offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the Securities being offered**

ORPC is issuing up to 454,545 shares of its Common Stock, $0.0001 par value per share, at a per share price of $22.00 (the "Securities").

As of March 8, 2019, there are 52,211 shares of the Company's Preferred Stock, $0.0001 par value per shares (the "Preferred Stock") issued and outstanding. The Company's Common Stock is junior in payment and other priorities to the Preferred Stock. See the Certificate of Incorporation, the Bylaws, the Voting Agreement, the Right of First Refusal and Co-Sale Agreement and the Investor Rights Agreement that are included in the offering material on the Netcapital portal.

Investors purchasing Securities in the Offering should understand that certain other stockholders of the Company have additional rights and are the beneficiaries of certain terms that are not granted or made available to the investors in the Offering. For more detail see 17 below for a summary of certain rights of the Company's preferred stockholders.

14. **Do the securities offered have voting rights?**

The common stock is being issued with voting rights – one vote per share. However, so that the crowdfunding community acts together and casts a vote as a group when a voting matter comes before the Company's stockholders, Worldwide Stock Transfer, LLC, as custodian (the "Custodian"), will cast your vote for you. See Question 15 below and refer to the custodial and voting agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting rights or other rights identified above?**

You are giving your voting rights to the Custodian, who will vote the shares on behalf of all stockholders who purchased shares on the Netcapital crowdfunding portal. The Custodian will not be obligated to vote your shares as you direct, and is under no obligation to seek your input on how to vote your shares.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the Securities before the Offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The Securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	80,000	52,211	Yes	Yes
Common Stock	2,076,500	1,182,566	Yes	No

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options Outstanding for 2017 Equity Incentive Plan	Options vest over various periods, ranging from fully vested at grant date to a four-year period. The 2017 Equity Incentive Plan expires on April 4, 2027.	115,721
Warrants	The warrants are exercisable on issuance and expire on April 5, 2022. The exercise price is $20.00 per share of common stock.	167,604
Convertible Preferred Stock	The Preferred Stock has a liquidation preference equal to 3 times the Original Issue Price (as defined in the Certificate of Incorporation) for the Preferred Stock ($32.75) and an accruing, cumulative dividend equal to $1.965 per share of Preferred Stock.	85,496
Warrants	On March 27, 2019, the Company engaged Warbird Capital LLC ("Warbird") to provide lease financings to the Company's customers when they purchase products such as an MRE power generating device or a smart microgrid and battery storage technology. Given the elevated risks that a financial institution faces when it finances new equipment whose operational performance has not yet been proven, the Company agreed to issue Warbird a 5-year warrant to purchase up to a total of 60,000 shares of the Company's common stock at an exercise price of $0.01. The shares underlying the warrant will vest and become exercisable upon execution of lease financing arrangements with customers.	60,000

Material Terms of Preferred Stock

The Company's Common Stock is junior is payment and other priorities to the Preferred Stock. The following summary of the rights of the holders of Preferred Stock is qualified in its entirety by complete copies of the Certificate of Incorporation, the Bylaws, the Voting Agreement, the Right of First Refusal and Co-Sale Agreement and the Investor Rights Agreement, which are included in the offering material on the Netcapital portal.

Dividends: The Preferred Stock carries an annual 6% cumulative dividend payable upon a liquidation or redemption. For any other dividends or distributions, participation with Common Stock on an as-converted basis. Holders of Preferred Stock shall be paid dividends in priority to dividends paid on any other class or series of junior capital stock of the Company.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company (any of the foregoing defined as a "Liquidation Event"), the holders of Preferred Stock shall be entitled to receive, prior to and in preference to the holders of the Common Stock or any other securities having rights upon liquidation junior to the Preferred Stock, an amount equal to three (3) times the $32.75 original issue price, plus any accrued and unpaid dividends. Thereafter, the holders of Preferred Stock participate with the Common Stock pro rata on an as-converted basis.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a Liquidation Event, thereby triggering payment of the liquidation preferences described above.

Conversion to Common
Each holder of Preferred Stock has the right to convert all or part of its Preferred Stock, at any time and from time to time, into shares of Common Stock of the Company at an Initial Conversion Ratio of 1:1 (subject to anti-dilution protection as stated below). All shares of Preferred Stock will be automatically converted into Common Stock at the then applicable conversion price upon (i) the election of at least 66% of the outstanding shares of Preferred Stock or (ii) the closing of a Qualified IPO, as defined below.

Preemptive Rights:
For so long as any of the Preferred Stock is outstanding, each holder shall have the right, on a pro rata basis (as-converted to Common Stock), to participate in any future financings of the Company involving equity securities or securities convertible into equity securities. Participating holders will have an oversubscription right to purchase, on a pro rata basis, that portion of securities of any other holder of Preferred Stock that does not exercise such right. The following issuances shall be considered an "Exempt Transaction" and shall not be subject to the preemptive rights described herein: (i) securities issuable upon conversion of any of the Preferred Stock, or as a dividend or distribution on the Preferred Stock; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; and (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors, including the approval of the Preferred Stock Director(s).

ROFR/Co-Sale Rights:
Subject to certain agreed-upon exceptions, Company first and each stockholder holding at least 7,600 shares of Registrable Securities (as defined in the Investors' Rights Agreement, dated as of April 5, 2017, by and among the Company and the Investors and the Key Holders thereunder) (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification effected after the date of the Investors' Rights Agreement, second will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by (i) New Tides ORPC, LLC, and ORPC Holdings, LLC and (ii) future employees holding greater than 1% of Company Common Stock (assuming conversion of preferred stock and whether then held or subject to the exercise of options), with a right of oversubscription for qualifying stockholders for shares unsubscribed by the other qualifying investors. Before any such person may sell Common Stock, such person will give qualifying stockholder an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the qualifying and participating stockholders.

Drag-Along Obligations:
Subject to applicable state law, if any sale or merger transaction is approved by the Board of Directors and by holders of at least 66% of the Preferred Stock then outstanding, voting separately as a class, then all stockholders and holders of Preferred Stock will be required to participate in such sale.

Anti-dilution Provisions:
The conversion price of the Preferred Stock will be, and has previously been, subject to appropriate adjustment (i) for any stock dividends, stock splits, recapitalizations, combinations, or similar events, and (ii) on a standard broad-based weighted-average adjustment basis in the event the Company issues additional securities at a price below the then applicable conversion price. No adjustment to the conversion price will occur for any issuance of additional securities at a purchase price equal to or greater than the then current conversion price. The conversion price will not be adjusted for any Exempt Transactions. Notwithstanding the foregoing, in each such event, holders representing not less than 66% of the Preferred Stock may mutually agree to waive the anti-dilution adjustment, or reduce the effect of such adjustment on the conversion price of the Preferred Stock, in which case all Preferred Stock will be bound by such decision.

Qualified IPO:
A qualified initial public offering (a "Qualified IPO") shall mean an underwritten public offering of the Common Stock at a price per share of not less than three times (3X) the Original Purchase Price (as adjusted for stock splits, recapitalizations, combinations, stock dividends, and other similar events) pursuant to an effective S-1 registration statement under the Securities Act of 1933, as amended, which generates aggregate proceeds to the Company (net of underwriting discounts and commissions) of at least $20 million.

Registration Rights:
The Company has entered into a customary registration rights agreement with the holders of

	Preferred Stock, providing the holders demand, piggyback and S-3 registration rights following an initial public offering by the Company. All recipients of registration rights will be subject to customary lock-up agreements on their shares.
Redemption Rights:	Unless prohibited by Delaware law governing distributions to stockholders, the Preferred Stock shall be redeemable at the option of holders of at least 66% of the Preferred Stock commencing any time after 5 years following the April 5, 2017 at a price equal to the Original Purchase Price plus all accrued but unpaid dividends. Redemption shall occur in three equal annual portions. Upon a redemption request from the holders of the required percentage of the Preferred Stock, all shares of Preferred Stock shall be redeemed (except for any shares of Preferred Stock held by holders who affirmatively opt-out).
Voting Rights:	The holders of Preferred Stock shall vote together with the holders of all other classes of stock on an as-converted basis, except that consent of at least 66% of the holders of the Preferred Stock, voting as a class, shall be required for any action which:

(a) amends or modifies the Company's Certificate of Incorporation or Bylaws;

(b) liquidates, dissolves, or winds-up the affairs of the Company, or effects any other Liquidation Event;

(c) creates or results in the holding of ownership of any subsidiary that is not wholly-owned by the Company, or disposes of any subsidiary ownership or all or substantially all of a subsidiary's assets;

(d) alters, changes, or amends in an adverse manner the preferences, rights, or privileges of the Preferred Stock, including without limitation by merger or consolidation,

(e) increases the authorized number of shares,

(f) creates any class or series of stock on parity with or having preferences over the Preferred Stock,

(g) effects a merger, reorganization or sale of the Company or substantially all of its assets,

(h) sells, transfers or encumbers any key technology of the Company, other than licenses granted in the ordinary course of business,

(i) creates the incurrence of new indebtedness and/or enter into any guarantees (including lease obligations) in aggregate principal amount greater than $250,000 outstanding at any one time,

(j) effects a reclassification or recapitalization of the outstanding capital stock of the Company,

(k) engages in any business other than the business engaged in by the Company at the time of the closing,

(l) changes the size or election procedures of the Board of Directors,

(m) pays dividends, or

(n) repurchase or redeem any equity or debt securities, (except for the repurchase of common stock from terminated employees, provided that such action is approved by the Board of Directors including the affirmative vote of the Investor Directors (as defined below)).

Board of Directors:	Pursuant to the Voting Agreement, the Board of Directors shall be made up of:

    a) two directors appointed by the holders of the Preferred Stock (together the "Investor Directors");

    b) two directors appointed by the Common Shareholders, one of which shall be the CEO (the "Common Directors); and

    c) one Independent director who does not have a material or pecuniary relationship with the Company or related persons, to be mutually agreed to by the Common Directors and the Investor Directors.

18. **How may the rights of the Securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    See "**Liquidation Preference**," "**Preemptive Rights**," "**Drag–Along Obligations**," "**Anti-Dilution Provisions**," and "**Redemption Rights**," above.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    See 17 above.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect**

the purchasers of Securities being offered?

The investors will be minority owners of the Company's Common Stock. The holders of Common Stock are junior in rights to holders of the Preferred Stock. See 17 above. Pursuant to the Company's Certificate of Incorporation, the holder of the Preferred Stock are entitle to elect 2 directors to the Company's Board of Directors. Further additional directors are elected pursuant to the Voting Agreement, which specifies that 2 additional directors will be elected be elected by the majority of the holders of the Common Stock. The investors will be subject to the decisions made by the majority owners. The investors will be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the Company.

There are 167,604 warrants outstanding for shares of Common Stock that are exercisable by the Preferred Stock holders. In the event the holders or the Preferred Shares elected to exercise their rights, it would be dilutive to the purchasers of the Securities being offered.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The offering price is not related to the Company's asset value, net worth or any other established criterion of value. Factors considered in establishing the price include the estimates of the business potential and prospects for the Company, the present state of the Company's development, the experience of the Company's management team, considerations of the above factors in relation to valuations of other pre-revenue and early stage companies, the current condition of the industry, and the economy as a whole.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The investors will be minority owners of the Company's Common Stock. The holders of Common Stock are junior in rights to holders of the Preferred Stock. See 17 above. Pursuant to the Company's Certificate of Incorporation, the holder of the Preferred Stock are entitled to elect 2 directors to the Company's Board of Directors. Further additional directors are elected pursuant to the Voting Agreement, which specifies that 2 additional directors will be elected be elected by the majority of the holders of the Common Stock. The investors will be subject to the decisions made by the majority owners. The investors will be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the Company.

Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   additional issuances of securities,

   issuer repurchases of securities,

   a sale of the issuer or of assets of the issuer or

   transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be vetted and approved by executives unaffiliated with the related parties.

See "Risk Factors" above.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor:	Maine Technology Asset Fund
Amount Outstanding:	$1,260,000
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

Creditor:	Maine Technology Institute
Amount Outstanding:	$300,000
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

Creditor:	Maine Technology Institute
Amount Outstanding:	$806,137
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

Creditor:	Maine Technology Institute
Amount Outstanding:	$285,000
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

Creditor:	Maine Technology Institute
Amount Outstanding:	$211,200
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

Creditor:	Maine Technology Institute
Amount Outstanding:	$1,000,000
Interest Rate:	0.0%
Maturity Date:	Repayment begins once successful commercialization of the Company's technology is achieved.

For the above debt obligations, call for repayment to begin once successful commercialization of Company's technology is achieved. A minimum of 2% of gross revenues must be used to repay the loans. If the loans are fully repaid within three years of commercialization or first revenue, then zero interest will be charged. If the loans are not fully repaid by this time, the Company may be required to pay interest ranging from

30% to a multiple of the outstanding balance, as per the various loan agreements. Some loans are due in full five years from first revenue, with all loans required to be paid within seven years of commercialization. No interest has been accrued on the loans since the interest to be paid cannot be accurately calculated at this time. Certain equipment is pledged as collateral for the loans. Repayment of the loans is guaranteed by the Company.

Creditor:	Coastal Enterprises Inc
Amount Outstanding:	$737,825
Interest Rate:	8.0%
Maturity Date:	May 1, 2021
Other material terms:	

The Company is required to repay the funds as follows: First 18 months, interest only, months 19-47, principal and interest payments with the balance to be paid on month 48.

Creditor:	Maine Technology Institute
Amount Outstanding:	$700,000
Interest Rate:	4.0%
Maturity Date:	The earlier of April 30, 2020 or the closing of a $10,000,000 equity round
Other material terms:	See below:

Quarterly principal payments of 5% of the remaining principal balance are due beginning on April 30, 2019, plus the sum of accrued interest payable. See the table below for the schedule of payments due.

Payment Date	Interest	Principal	Total
04/30/2019	$28,000	$35,000	$63,000
07/30/2019	$6,632	$33,250	$39,882
10/30/2019	$6,369	$31,588	$37,957
01/30/2020	$6,051	$30,008	$36,059
04/30/2020	$5,686	$570,154	$575,840
Total Payments	$52,738	$700,000	$752,738

25. **What other exempt offerings has Ocean Renewable Power Company, Inc. conducted within the past three years?**

Date of Offering:	02/2019
Exemption:	Reg. D, Rule 506c (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$500,000
Use of Proceeds:	product development, payroll, marketing

Date of Offering:	10/2018
Exemption:	Reg. D, Rule 506c (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$400,000
Use of Proceeds:	product development, marketing, payroll

Date of Offering:	07/2018
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$100,000
Use of Proceeds:	product development, operating expenses

Date of Offering:	05/2018
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$2,700,000
Use of Proceeds:	product development, operating expenses

Date of Offering:	12/2017
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Preferred Stock
Amount Sold:	$300,000

Use of Proceeds:	product development, operating expenses
Date of Offering:	10/2017
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Preferred Stock
Amount Sold:	$100,000
Use of Proceeds:	product development, operating expenses
Date of Offering:	04/2017
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Preferred Stock
Amount Sold:	$1,310,000
Use of Proceeds:	product development, operating expenses

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Juan Sebastian Scripps is a director and a beneficial owner of the Company. In the preceding 12-month period he has purchased $3,200,000 of equity in the Company.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

As of 12/31/17, ORPC had $2.1 million of current assets, including $1.9 million in cash, and positive working capital of $342,201. Total liabilities were $6.3 million, a reduction of more than $30 million from the previous year. Total revenues were $3.3 million, an increase of 84%, while operating expenses of $5.5 million increased by 79%. The company generated a net loss of $2.8 million, which represented a 21% reduction from the previous year's loss. Operating cash flow was negative $1.5 million, which was more than offset by proceeds from financing of $2.4 million. Cash used was approximately $384,000 per month in 2017. The Company has commenced an audit of its 2018 financial statements. Preliminary financials as of 12/31/18 present: $2.5 million of current assets, including $2.0 million in cash; $6.2 million total liabilities; $2.7 million in revenues; $5.5 million of operating expenses; and a net loss of $2.8 million, offset by proceeds from financing of $3.2 million. The Company expects cash burn to increase to over $1 million per month going forward, driven by project implementation costs.

ORPC has secured a total of $90 million investment to date. Of this amount, $49 million of equity investment has been provided by private investors. This funding has allowed ORPC to retire certain risks and uncertainties through successful implementation of R&D and demonstration projects. Over the last year and a half, ORPC closed on several meaningful transactions that have had a significant positive impact on the Company. In early 2017, ORPC executed a series of transactions that resulted in a recapitalization of the Company and infusion of new equity from new investors. In the first of these transactions, ORPC converted all of its private debt into equity. In the second transaction, ORPC converted from a Delaware limited liability company (LLC) to a Delaware corporation. In the third transaction, ORPC closed on $1.7 million of new equity through the sale of convertible preferred stock. The Company valuation used for these transactions was $32.8 million. In 2018, ORPC sold $3.2 million of its common stock at a price of $20.00 per share. ORPC has made significant progress since these transactions occurred which, management believes, have increased the value of the Company. These accomplishments include completion of the RivGen® commercial design, the initial design of the TidGen®4 Power System, execution of a Joint Development Agreement with Hydro-Québec, hiring an accomplished President and CEO of ORPC's Canadian subsidiary, securing an additional $2.3 million grant from the DOE for the Igiugig RivGen® project, submittal of the final FERC pilot project license application for the Igiugig RivGen® project (anticipated to be issued by April 1, 2019), and execution of a Joint Development Agreement with Homer Electric Association for a 5 MW tidal energy project in Cook Inlet, Alaska. ORPC management believes these accomplishments justify a ten percent (10%) increase in the price of common stock to $22.00.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

        CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No.

Other Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript:
Hi, I'm Chris Sauer, Chairman, CEO, and Co-Founder of ORPC, Ocean Renewable Power Company. ORPC's proven power system uses the world's abundant river, tidal, and ocean currents to generate predictable, reliable supplies of electricity with no emissions of any kind. Our core technology is our

patented underwater turbine generator unit, or TGU, that is modular, scalable, and adaptable to almost any site. Unlike other forms of renewable energy, our power systems are completely submerged, so you don't see them or hear them, and they are unaffected by weather. Importantly, federal and state regulatory agencies have affirmed that our power systems have no adverse impacts on the marine environment. With ORPC systems widely deployed around the world, we could avoid pumping an estimated 1.6 billion tons of carbon into the atmosphere by 2050. ORPC is in the forefront of the two most compelling opportunities in the global power industry. First, worldwide energy use is growing rapidly. As is the demand that it be supplied from renewable sources. In many cases, ORPC power systems are a better solution that wind or solar. Second, there is a strong movement towards using local microgrids to deliver electricity. These are less intrusive and more resilient than the mega grids we use today. All of this adds up to an almost $500 billion market for ORPC systems and services. Our first customers are remote, off-grid, mostly indigenous communities that are facing severe sustainability issues. These communities currently rely on costly, noisy, and polluting diesel generators to supply their electricity. Posing enormous environmental risk and jeopardizing their very existence. We're changing that, with an exceptional and dedicated team, game-changing technology, and a multi-billion dollar market ready for us, ORPC is poised to deliver on our promise of improving people's lives and their environment through sustainable energy solutions.

The following documents are submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.ORPC.co

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.